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SECURIT SSION

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SEC FILE NUMBER
8-28702

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **AUGUST 1,2011**_AND ENDING **JULY 31,2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

HALCYON CABOT PARTNERS, LTD. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

405 Lexington Avenue Suite 714

NEW YORK,	**NEW YORK**	**10174**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Pinou **(516) 238-3646**

(Area Code – Telephone No.)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 26 2012
REGISTRATIONS BRANCH
16

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *MICHAEL S. SEGAL*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *HALCYON CABOT PARTNERS LTD.* , *as of JULY 31, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ________________________
Signature

President
____
Title

x ________________________ 8/1/12
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HALCYON CABOT PARTNERS, LTD
STATEMENT OF FINANCIAL CONDITION

July 31, 2012



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Halcyon Cabot Partners, LTD
405 Lexington Avenue , 7th Floor
New York, NY 10174

We have audited the accompanying statement of financial condition of Halcyon Cabot Partners, LTD as of July 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Halcyon Cabot Partners, LTD as of July 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
September 20, 2012

HALCYON CABOT PARTNERS, LTD
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2012

ASSETS	
Cash and cash equivalents	$ 19,635
Receivable from clearing broker	52,651
Due from clearing broker	13,698
Clearing deposit	100,011
Fixed assets, net of accumulated depreciation of $25,079 (Note 3)	19,849
Due from employees	23,209
Due from parent	16,754
Other asset	11,330
Total assets	$ 257,137
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 84,192
Total liabilities	84,192
Commitments and Contingencies (Note 5)	
Stockholders' equity (Note 7)	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	1,000
Additional paid-in capital	300,323
Retained earnings (deficit)	(128,378)
Total stockholders' equity	172,945
Total liabilities and stockholders' equity	$ 257,137

The accompanying notes are an integral part of this statement.

HALCYON CABOT PARTNERS, LTD
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2012

Note 1 - Nature of Business

Halcyon Cabot Partners, LTD (The "Company"), a wholly owned subsidiary of Halcyon Partners Group LLC (The "Parent") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 3-5 years using the straight-line method. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 - Summary of Significant Accounting Policies (continued)

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between July 31, 2012 and September 20, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Fixed Assets

Fixed assets consist of the following at July 31, 2012:

Computer and furniture	$44,928
Less: Accumulated depreciation	(25,079)
	$19,849

Depreciation expense for the year ended July 31, 2012 was $13,594.

Note 4- Income Tax

At July 31, 2012, the Company had a net operating loss of approximately $174,000 for income tax purposes. This carryforward will expire in 2030-2033. A valuation allowance of $26,100 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 5- Commitments and Contingencies

Office Lease

The Company subleases its premises from the parent under a lease expiring December 31, 2013. At July 31, 2012, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2013	$170,940
2014	$ 72,100

Litigation

The Company is involved in legal matters that arise in the normal course of business. Management is contesting all cases vigorously. Although management feels that the outcome of these open cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and/or indemnification provided to the Company by the registered representative are uncertain, management believes the matters are without merit. The financial statements do not reflect an accrual for any losses in these matters. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near future.

Note 6- Related Party Transactions

Advances

During the normal course of business, the Company makes (receives) advances to (from) the Parent. The advances are due on demand and are non-interest bearing. At July 31, 2012, due from the Parent amounted to $16,754.

Office Rent

The Company allocated $24,000 of its rent expense to the Parent for the year ended July 31, 2012.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk (continued)

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At July 31, 2012, the Company had net capital of $101,803 which was $96,187 in excess of its required net capital of $5,616. The Company's net capital ratio was 82.70%.

A copy of the Firm's Statement of Financial Condition as of July 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.